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12/8/03



03051573

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UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-43128~~

8-45650

RECEIVED NOV 2 8 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sword Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 Chambers Street
(No. and Street)

Princeton (City) NJ (State) 08542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Sword Jr. 609-924-6710
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum, Smith & Brown
(Name — *if individual, state last, first, middle name*)

100 Overlook Center, Princeton, NJ 08540
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William Sword, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sword Securities Corporation, as of September 30, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

William Sword Jr.

Title


KATHLEEN CAMISA
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/6/2006

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WS+B


SEC MAIL PROCESSING
RECEIVED
NOV 28 2003
WASH., D.C.
208
SECTION

SWORD SECURITIES CORPORATION

FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

SWORD SECURITIES CORPORATION
CONTENTS TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2003



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

100 Overlook Center
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Sword Securities Corporation:

We have audited the accompanying statements of financial condition of Sword Securities Corporation as of September 30, 2003 and 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sword Securities Corporation as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules of computation of net capital pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Withum Smith + Brown P.C.

November 20, 2003

SWORD SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2003 AND 2002

	2003	2002
ASSETS		
Cash	$ 1,603	$ 595
Restricted cash	24,052	25,000
Receivable from correspondent broker	5,785	102
Prepaid expenses	469	619
Deposits	58	--
Advances to officer	--	2,524
Equipment, net of accumulated depreciation of $-0- and $764, respectively	--	764
TOTAL ASSETS	$ 31,967	$ 29,604
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 5,207	$ 11,115
Accounts payable-related party	--	8,107
Income taxes payable	500	240
Total Liabilities	5,707	19,462
Stockholder's Equity:		
Common stock, $1 par value; authorized 3,000 shares, issued and outstanding 100 shares	100	100
Additional paid-in capital	110,568	90,587
Accumulated deficit	(84,408)	(80,545)
Total Stockholder's Equity	26,260	10,142
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 31,967	$ 29,604

The Notes to Financial Statements are an integral part of these statements.

SWORD SECURITIES CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
Revenues:		
Brokerage commissions	$ 73,691	$ 60,121
Interest	241	458
Total Revenues	73,932	60,579
Costs and Expenses:		
Commissions	17,128	17,078
Communications and research	2,438	2,533
Trading expenses	4,175	1,730
Regulatory fees	7,794	3,399
Insurance	10,612	12,917
Interest	342	--
Accounting	4,234	5,381
Legal	50	(316)
Payroll	6,157	13,298
Payroll taxes	524	1,035
Consulting	12,557	5,200
Travel	62	341
Business meals and entertainment	4,662	4,516
Telephone	3,432	4,050
Printing and supplies	840	2,087
Postage	838	888
Miscellaneous	416	587
Dues and subscriptions	110	(290)
Contributions	--	700
Depreciation and amortization	764	510
Total Costs and Expenses	77,135	75,644
Loss from Operations	(3,203)	(15,065)
Other Income (Expense):		
Loss on sale of investments	--	(545)
Unrealized gain on marketable securities	--	621
Total Other Income (Expense), Net	--	76
Loss Before Provision for Income Taxes	(3,203)	(14,989)
Provision for Income Taxes		
Current	660	190
Total Provision for Income Taxes	660	190
Net Loss	$ (3,863)	$ (15,179)

The Notes to Financial Statements are an integral part of these statements.

SWORD SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, September 30, 2001	$ 100	$ 76,256	$ (65,366)	$ 10,990
Additional Capital Contribution	--	14,331	--	14,331
Net Loss	--	--	(15,179)	(15,179)
Balance, September 30, 2002	100	90,587	(80,545)	10,142
Additional Capital Contribution	--	19,981	--	19,981
Net Loss	--	--	(3,863)	(3,863)
Balance, September 30, 2003	$ 100	$ 110,568	$ (84,408)	$ 26,260

The Notes to Financial Statements are an integral part of these statements.

SWORD SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
Cash Flows from Operating Activities:		
Net loss	$ (3,863)	$ (15,179)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:		
Realized loss on marketable securities	--	545
Unrealized gain on marketable securities	--	(621)
Depreciation and amortization	764	510
Cash provided by (used for) changes in:		
Restricted cash	948	--
Receivable from correspondent broker	(5,683)	5,440
Prepaid expenses	150	(88)
Deposits	(58)	127
Accounts payable and accrued expenses	6,223	3,827
Accounts payable-related party	2,267	3,188
Income taxes payable	260	(150)
Net Cash Provided by (Used for) Operating Activities	1,008	(2,401)
Cash Flows from Investing Activities:		
Proceeds from sale of marketable securities	--	2,985
Purchase of marketable securities	--	(930)
Net Cash Provided by Investing Activities	--	2,055
Net Increase (Decrease) in Cash	1,008	(346)
Cash at Beginning of Year	595	941
Cash at End of Year	$ 1,603	$ 595

Supplemental Disclosure of Cash Flow Information:

	2003	2002
Cash paid during the year for:		
Interest	$ 342	$ --
Income taxes	$ 100	$ 100

Supplemental Disclosures of Non-Cash Investing and Financing Activities:

During the years ended September 30, 2003 and 2002, the parent company forgave $19,981 and $14,331 of net expenses paid on behalf of the Company, which were considered capital contributions.

The Notes to Financial Statements are an integral part of these statements.

SWORD SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

A. Nature of Business Operations

Sword Securities Corporation was incorporated in September 1992 under the laws of the State of Delaware and was registered as a broker-dealer on May 21, 1993 pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company is a wholly owned subsidiary of Wm Sword & Co. Incorporated.

B. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Revenue Recognition

In accordance with industry practice, brokerage commissions on securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. There would be no material effect on the financial statements if such transactions were recorded on the trade date.

D. Receivables and Credit Policies

Receivables from correspondent broker consist of commissions earned through the Company's clearing agreement and are generally payable within 30 days. Amounts receivable over 30 days are considered delinquent. Management assesses the need to record an allowance for uncollectible receivables based on past due amounts. There are no delinquent accounts as of September 30, 2003.

E. Depreciation

Depreciation is computed using the straight-line method over the asset's economic useful lives. The depreciable life of the Company's equipment is five years.

F. Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year.

Note 2 - Restricted Cash:

The Company maintains an escrow account with its clearing broker, Pershing & Company, in the amount of $25,000, pursuant to its clearing agreement. In May, 2003, Pershing terminated the clearing agreement and the Company expects to recover the escrow account balance, less certain administrative expenses. The balance in the account as of September 30, 2003 was $24,052.

Note 3 - Correspondent Broker Agreements

In May 2003, Pershing & Company terminated its clearing agreement with the Company. The Company is in the process of negotiating with another correspondent broker and expects to have an agreement finalized in the near future.

Note 4 - Receivable from Correspondent Broker:

The receivable from correspondent broker represents commissions earned from another broker-dealer with whom the Company acts as an introducing broker-dealer, forwarding all of the transactions of its customers to the correspondent broker-dealer for clearing on a fully disclosed basis. Receivables from correspondent brokers amounted to $5,785 and $102 as of September 30, 2003 and 2002, respectively.

SWORD SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 5 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0. At September 30, 2003 the Company had net capital of $25,733, which was $20,733 in excess of its required minimum net capital of $5,000. Also, at September 30, 2003, the Company's ratio of aggregate indebtedness to net capital was .2 to 1.0.

Note 6 - Special Account for the Exclusive Benefit of Customers:

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

Note 7 - Income Taxes:

Temporary differences which give rise to significant deferred income tax assets and (liabilities) at September 30, 2003 and 2002 are as follows:

	2003	2002
Assets:		
Capital Loss Carryforwards	$ 8,727	$ 8,727
Net Operating Loss Carryforwards	2,696	1,946
Valuation Allowance	(11,423)	(10,673)
Deferred Tax Asset, Net	$ --	$ --

The provision for income tax expense (benefit) for the years ended September 30 consist of the following components:

	2003	2002
Federal-Current	$ --	$ (150)
State-Current	660	340
Deferred	--	--

The income tax provisions differ from the expected tax computed at the federal statutory rates due to non-deductible expenses, differences between book and tax basis for realized capital gains, and suspended capital loss carryforwards.

Note 8 - Related Party Transactions:

Accounts payable-related party of $-0- and $8,107 at September 30, 2003 and 2002, respectively, is payable to the Company's parent, Wm Sword & Co. Incorporated, who paid expenses on behalf of the Company. During the years ended September 30, 2003 and 2002, the parent company forgave $19,981 and $14,331 of net expenses paid on behalf of the Company, which was considered additional paid-in capital contributions on the statement of financial condition.

The Company had advanced an officer $2,524 as of September 30, 2002. This advance was forgiven and taken as a deduction against the above-mentioned expenses as part of the paid-in capital contribution.

SWORD SECURITIES CORPORATION
SCHEDULES OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2003 AND 2002

	2003	2002
Total Stockholder's Equity	$ 26,260	$ 10,142
Less Nonallowable Assets:		
Deposits	58	--
Other assets	469	3,143
Equipment, net	--	764
Total Nonallowable Assets	527	3,907
Haircuts	--	--
Net Capital	25,733	6,235
Minimum Net Capital Required	5,000	5,000
Net Capital Over Minimum Requirement	$ 20,733	$ 1,235

Reconciliation with Company's Computation, Included in Part II A of Form X-17A-5, as of September 30, 2003 and 2002:

	2003	2002
Net Capital as Reported in Company's September 30, 2003 and 2002 FOCUS Reports	$ 25,621	$ 6,475
Cash	124	--
Correspondent broker receivable	488	--
Income taxes payable	(500)	(240)
Net Capital, as Stated Above	$ 25,733	$ 6,235

See Independent Auditors' Report.



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

100 Overlook Center
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors,
Sword Securities Corporation:

In planning and performing our audit of the financial statements of Sword Securities Corporation for the year ended September 30, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities of section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, The New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Withum Smith + Brown P.C.

November 20, 2003